Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Landcadia Holdings III  on Amendment No. 1 to Form S-4 (File No. 333-252693) of our report dated March 12, 2021 with respect to our audits of the financial statements of Landcadia Holdings III as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 and for the period from March 13, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 17, 2021